Quintana Energy Services Inc.

1415 Louisiana Street, Suite 2900

Houston, Texas 77002

(832) 518-4094

February 7, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	Withdrawal of Request for Acceleration of Effectiveness of Registration Statement on Form S-1
(File No. 333-219837) of Quintana Energy Services Inc. (the “Registrant”)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 5, 2018, in which we requested the acceleration of the effective time of the above-referenced Registration Statement for 4:00 p.m., Eastern Time, on February 7, 2018, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective time. Thank you for your assistance in this matter.

If you need additional information, please contact Gillian A. Hobson of Vinson & Elkins L.L.P., the Registrant’s outside counsel, at (713) 758-3747.

Very truly yours, Quintana Energy Services Inc.

By:	/s/ Rogers Herndon
Name:	Rogers Herndon
Title:	Chief Executive Officer, President and Director